

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Jeffrey D. Marell
Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

>   **Re: Necessity Retail REIT, Inc.**
>   **PREC14A filed March 22, 2023**
>   **File No. 001-38597**

Dear Jeffrey D. Marell:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 22, 2023

General

1.   Please outline briefly the rights of appraisal or similar rights of dissenters with respect to any matter to be acted upon at the meeting and indicate any statutory procedure required to be followed by dissenting security holders in order to perfect such rights. See Item 3 of Schedule 14A.

2.   Please mark as preliminary your form of proxy. See Rule 14a-6(e)(1).

3.   We note references in the proxy statement and form of proxy to "Rule 14(a)-4(c)." Please correct such references to "Rule 14a-4(c)."

Questions and Answers About the Meeting and Voting, page 2

4.   We note the following sentence on page 6: "Because the Board of Directors determined that under Maryland law and our Bylaws, unless the Maryland courts determine otherwise, the **GOLD** proxy card accompanying this Proxy Statement is not a "universal"

proxy card and does not contain the names of Blackwells' purported nominees." Please include the missing phrase, "Blackwells' purported nominees were not validly nominated," after the word "determined" to clarify the sentence, as has been done in the equivalent section of the Global Net Lease preliminary proxy statement.

Background to the Solicitation, page 8

5. We understand that the September 16 letter referred to addressed Global Net Lease's performance, and not that of Necessity Retail REIT, Inc. Please correct the disclosure accordingly, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner, at 202-551-8094, or Christina Chalk, at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions